
September 26, 2018

Daniel M. Bradbury
Chief Executive Officer
Equillium, Inc.
2223 Avenida de la Playa, Suite 108
La Jolla, CA 92037

> **Re: Equillium, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 17, 2018**
> **File No. 333-227387**

Dear Mr. Bradbury:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Government Regulation and Product Approval, page 101

1. We note the risk factor added to the bottom of page 11. Please revise this section to discuss in detail U.S. export control laws and regulations which may be applicable to the company due to EQ001 being derived from Cuban-origin intellectual property. Please discuss in enough detail so that investors can clearly understand the applicable laws and regulations and the company's current status with and expectations for obtaining interpretive guidance from OFAC or the required licenses necessary to deal in, or otherwise commercialize, EQ001.

<u>Description of Capital Stock</u>
<u>Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 142</u>

2.   We note that your forum selection provisions in your certificate of incorporation and bylaws identify the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether these provisions apply to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If these provisions do not apply to actions arising under the federal securities laws, please also ensure that the exclusive forum provision in each of your governing documents states this clearly.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance